SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

UN
SECURITIES ANI 12060764
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~27082~~ 26614

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street, Building 2
(No. and Street)

Richmond (City) VA (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Bagnell 804-484-7286
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street (Address) Richmond (City) VA (State) 23219 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Scott R. Reeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


PRISCILLA LYNN ROSE
NOTARY PUBLIC
REG # 182742
MY COMMISSION EXPIRES 9/30/2015
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 24, 2012

**CAPITAL BROKERAGE CORPORATION**

Statement of Financial Condition

December 31, 2011

(Dollar amounts in thousands, except share amounts)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 8,089 |
| Commissions receivable | | 1,861 |
| Other assets | | 106 |
| Total assets | $ | 10,056 |
| **Liabilities and Shareholder's Interest** | | |
| Liabilities: | | |
| Payable to affiliates | $ | 32 |
| Current income taxes payable to affiliate | | 448 |
| Total liabilities | | 480 |
| Commitments and contingencies | | — |
| Shareholder's interest: | | |
| Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares) | | 10 |
| Additional paid-in capital | | 1,935 |
| Retained earnings | | 7,631 |
| Total shareholder's interest | | 9,576 |
| Total liabilities and shareholder's interest | $ | 10,056 |

See accompanying notes to statement of financial condition.

**CAPITAL BROKERAGE CORPORATION**

Notes to Statement of Financial Condition

December 31, 2011

(Dollar amounts in thousands)

## (1) Organization and Summary of Significant Accounting Policies

### *(a) Organization*

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is a wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

The Company is an underwriting broker/dealer and is subject to the rules and regulations of the Securities and Exchange Commission, including Net Capital Rule 15c3-1-3(k)(1). Based on the company's broker dealer status and operations, the Company meets the exemption requirement for Rule 15c3-3, as the Company does not maintain physical possession or control of customers' accounts.

Effective May 1, 2008, the Company merged with AssetMark Capital Corporation, an affiliated introducing broker/dealer registered in California, with CBC being the surviving entity. The merger had an immaterial impact on the Company's operations, and financial and net capital position.

### *(b) Revenues and Expenses*

In 2011, almost all of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies and as the underwriter of mutual funds for Genworth Financial Wealth Management, Inc. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2011.

Revenue and expenses related to the sale of variable life insurance and variable annuity products of affiliated insurance companies are recorded on the accrual basis, based on the trade date, as commission revenue from affiliate insurance product sales and commission expense on affiliate insurance product sales in the statement of income.

In 2011, a significant portion of commission revenue from other product sales was derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

### *(c) Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(Dollar amounts in thousands)

*(d)* ***Liabilities Subordinated to Claims of General Creditors***

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2011 and, therefore, has not included a statement of changes for such activities.

*(e)* ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates. Subsequent events have been considered for disclosure through February 24, 2012 and there were no material subsequent events, except as disclosed in footnote 7.

*(f)* ***Income Taxes***

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 23 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 21 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2011, the Company had a blended state income tax rate of 8.19%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

**(2) Income Taxes**

The total federal and state income tax expense for the year ended December 31, 2011 consisted of the following components:

| | | |
|---|---|---|
| Current federal income tax expense | $ | 1,137 |
| Current state income tax expense | | 283 |
| Total current federal and state income tax expense | $ | 1,420 |

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

| | |
|---|---|
| Expected federal income tax expense computed at statutory corporate tax rate | 35.0% |
| State income tax, net of federal benefit | 5.2% |
| Total federal and state income tax expense | 40.2% |



(Continued)

(Dollar amounts in thousands)

Based on an analysis of the Company's tax position, there were no deferred tax assets and therefore no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2011.

The Company has a current income tax liability of $448 as of December 31, 2011.

As of January 1, 2011 and December 31, 2011 the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2011 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. Federal income tax returns (included in Genworth's consolidated returns) and various state and local tax returns. The Company is no longer subject to U.S. federal or foreign income tax examinations for tax years through 2006. The IRS has recently submitted revenue agent reports (RAR's) with respect to its completion of its review of the Company's U.S. income tax returns for the 2007 and 2008 tax years. The RAR is fully agreed and the only outstanding matter with respect such returns regards the processing of the fully recorded outstanding tax and interest amounts. The Company was included in consolidated returns with its former parent, GE, in 2003-2004 before the initial public offering ("IPO"). The IRS has completed its examination of these GE consolidated returns and the appropriate adjustments under the Tax Matters Agreement ("TMA") and other tax sharing arrangements with GE, are still in process.

## (3) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

## (4) Related-Party Transactions

The Company's commission revenue and commission expenses of $62,083 were derived from flexible and single premium variable life insurance and variable annuity contracts issued by GLAIC and Genworth Life Insurance Company of New York.

In 2008, the Company entered into a distribution agreement with Genworth Variable Insurance Trust "GVIT." GVIT is a trust engaged in business as an investment company. The Company sells and distributes shares of GVIT and in consideration for these services received $2,071 in commissions in 2011 which is classified in commissions from other product sales.

The Company has a service fee agreement with Genworth Life and Annuity Insurance Company (GLAIC), whereby the Company will reimburse GLAIC $1,400, per quarter for a total of $5,600 for the year related to the underwriting, distributing, and servicing of GLAIC variable annuity products. The Company also incurs and pays other, non-management fee related expenses to affiliates. Both of these fees are included in management fees to affiliate.



(Continued)

(Dollar amounts in thousands)

The Company paid a dividend to GNA Corporation in the amount of $2,000 in 2011.

## (5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

## (6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $7,362 which was $7,323 in excess of its required minimum net capital of $39. As of December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.08 to 1. Total liabilities of $480 include a current income tax receivable from affiliate of $103 which is offset by a current income tax payable to the same affiliate of $551. The Company's aggregate indebtedness of $583 does not include the current income tax receivable from affiliate of $103.

## (7) Subsequent Event

On January 27, 2012, the GVIT fund was liquidated. As a result, the distribution agreement with GVIT and the Company was dissolved. The funds currently invested in GVIT were reinvested in other funds available in the plan. The Company continues to earn commission revenue as consideration from product sales derived from 12b-1 fees and service fees paid by these third-party investment companies.

Schedule 1

**CAPITAL BROKERAGE CORPORATION**

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

(Dollar amounts in thousands)

| | | |
|---|---|---|
| Net capital: | | |
| Total shareholder's interest | $ | 9,576 |
| Deduction of nonallowable assets and net capital adjustments: | | |
| Commissions receivable | | (1,861) |
| Other assets | | (106) |
| Current income tax receivable from affiliate | | (103) |
| Haircut on cash equivalents | | (144) |
| Net capital | | 7,362 |
| Total aggregate indebtedness | | 583 |
| Computation of basic net capital requirement: | | |
| Greater of: | | |
| 6-2/3% of total aggregate indebtedness or | | 39 |
| Minimum net capital requirements of Company | | 5 |
| Net capital requirement | | 39 |
| Excess net capital – net capital less net capital requirement | $ | 7,323 |
| Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness | $ | 7,304 |
| Ratio: Aggregate indebtedness to net capital | | 0.08 to 1 |

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the Financial Industry Regulatory Authority ("FINRA") as of December 31, 2011.

See accompanying report of independent registered public accounting firm.



**CAPITAL BROKERAGE CORPORATION**

Statement of Financial Condition and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)